United States Securities and Exchange Commission
Washington, D.C. 20529


Schedule 13D


Under of the Securities Exchange Act of 1934


Federal Trust Corp.
1211 Orange Avenue
Winter Park, FL 32789
(407)645-1201
(Name, Address and Telephone Number of Issuing Bank)


Common Stock, $0.01 par value
(Title and Class of Securities)

314012-10-5
(CUSIP Number)


Einar Paul Robsham
P.O. Box 5183
Cochituate, MA 01778
(508) 358-7231
(Name, Address and Telephone Number of person authorized to receive notices and communications)


April 20,2000 - May 3, 2000
(Dates and events which require filing of this statement)









Item 1. Security and Bank

This statement relates to 50,000 shares of the Common
Stock (the "shares") of Federal Trust Corp. (the "Company").

The principal office of the company is located at 1211
Orange Avenue, Winter Park, FL 32789.


Item 2. Identity and Background

The person filing this Statement is Einar Paul Robsham, current address is P.O. Box 5183, Cochituate, MA 01778, whose principle occupation is retired. During the past five years, Einar Paul Robsham has not been convicted in a criminal proceeding, nor has he been party to a civil proceeding as a result of which Einar Paul Robsham was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities' laws or finding any violations with respect to such laws. Einar Paul Robsham is a citizen of the United States of America.


Item 3. Source and Amount of Funds or Other Consideration

The aggregate amount of funds used by Einar Paul
Robsham to purchase the 50,000 shares described in Item 1 was $137,192.51. All funds used to purchase such shares were obtained from personal funds and a margin account at First Albany Corp.



Item 4. Purpose of Transaction

The shares covered by this statement were purchased for investment purposes. From time to time, additions may be made to this investment.






Item 5. Interest in the Securities of the Bank

a)	The Institution presently has outstanding
4,948,000 shares of Common Stock. At the time of the last filing, the aggregate number of shares beneficially owned by Einar Paul Robsham was 357,000, constituting approximately 7.215% of the outstanding shares (based on the most recent filing of the Bank with the FDIC). On the date of this filing, the aggregate number of shares beneficially owned by Einar
Paul Robsham is 407,000 which constitutes 8.226% of the outstanding shares.

b)  	All of the foregoing shares are subject to the
sole authority of Einar Paul Robsham to vote, direct to vote, to dispose or direct to dispose.

c)	The following transaction(s) effecting the
purchase of shares of Federal Trust Corp. in the name of Einar Paul Robsham have occurred:
		Purchase of:
			8,500 shares @ 2.72 on 4/20/00
			6,500 shares @ 2.69 on 4/27/00
			10,000 shares @ 2.75 on 4/28/00
			15,000 shares @ 2.75 on 5/2/00
			10,000 shares @ 2.79 on 5/3/00
All transactions were made through a broker at First Albany Corp.

d) 	No other person is known to have the right to
receive, the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.


Item 6. Contacts, Arrangements, Understandings or
Relationships with Respect to Securities of the Bank

There are no contacts, arrangements, understandings or relationships (legal or otherwise) with the person named in
Item 2. and the Bank.




SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this Statement is true and correct.

Date: May 8,2000
Signature:
Name: Einar Paul Robsham